EXHIBIT 99.1

Trilogy International Partners Inc. Announces Newly Appointed New Zealand CEO

BELLEVUE, Wash., Jan. 15, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX: TRL) today announced that the board of its New Zealand subsidiary, 2degrees, has appointed Mark Aue as the company’s new Chief Executive.

Mark joined 2degrees in July 2018 as its Chief Financial Officer. As part of an orderly transition plan, once 2degrees appoints a new CFO to take his place, he will begin his new role as CEO and current CEO Stewart Sherriff will commence his retirement.

2degrees Chairman Brad Horwitz says the appointment followed an international search that attracted a high caliber of applicants.

“Mark has impressed the Board with his financial management, active leadership and understanding of our business today and the opportunities ahead. Coupled with his extensive local and global industry experience, we are delighted to make an appointment that will ensure stability and continued growth at 2degrees,” says Mr. Horwitz.

“When Stewart announced his retirement in August last year we set the bar high for his replacement. Among a very strong field of applicants, Mark stood out as a leader with a clear vision for the future of 2degrees.”

Mark has gained significant industry experience through financial, commercial and operational leadership roles over the course of his career. He has served as CFO of Vodafone New Zealand, CFO of Vodafone’s Global Enterprise division in the UK, a Director of Vodafone Fiji, in addition to other business transformation and planning positions.

Mark says leading 2degrees is a unique opportunity, and something he had long aspired to do.

“Few companies have made as much impact on the everyday lives of kiwis as 2degrees. From a distance, I have watched the company grow from strength to strength, bringing significant benefits to the telecommunications market through its disruptive innovation and an unrelenting belief in ‘fighting for fair’ for all New Zealanders,” says Mark.

“Since joining the team I’ve been impressed by the passionate culture, the strength of our people and how dearly the brand is regarded by customers.  Stewart and the team have created a successful and very special organization, and as we approach our 10th birthday, I’m honored to take on the role of CEO and excited about what 2degrees is going to do next.”

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless and fixed communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected closing date of the debt facility and further investments in the 2degrees business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see “Risks Factors” in our Annual Information Form available under the Company’s profile at www.sedar.com, which is also included with the Company’s Annual Report on Form 40-F under the Company’s profile at www.sec.gov, for information on the risks and uncertainties associated with our business.  Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made.  The forward-looking information and statements contained in this release represent our expectations as of the date of this release.  We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com